Merrill Lynch International

Form SBSE-A

Amendment - SBSE-A/A

June 27, 2024

The following changes were made in this Amendment:

Changes to Schedule B, Section II Item 13B

REFINITIV TRANSACTION SERVICES LIMITED – Added as Execute or Trade entity